UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

GELESIS HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

14070Y101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Capstar Sponsor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,357,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,357,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,357,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects (i) 6,837,000 shares of common stock of Gelesis Holdings, Inc. (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 6,837,000 Class B shares of the Company’s common stock, par value $0.0001 per share (“Class B Common Stock”), held directly by Capstar Sponsor Group, LLC (the “Sponsor”) and (ii) 7,520,000 private placement warrants to acquire Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Company’s initial business combination.

(2)	The calculation assumes that there is a total of 41,957,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 27,600,000 shares of Class A Common Stock outstanding as of November 15, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), (ii) the 6,837,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor and (iii) the 7,520,000 Private Placement Warrants.

1	NAME OF REPORTING PERSON R. Steven Hicks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,357,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,357,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,357,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 34.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects (i) 6,837,000 shares of Class A Common Stock issuable upon conversion of 6,837,000 shares of Class B Common Stock held by Sponsor and (ii) 7,520,000 Private Placement Warrants to acquire Class A Common Stock, commencing 30 days after completion of the Company’s initial business combination. Mr. Hicks may be deemed to beneficially own shares held by the Sponsor by virtue of his control over the Sponsor.

(2)	The calculation assumes that there is a total of 41,957,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 27,600,000 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Report, (ii) the 6,837,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor and (iii) the 7,520,000 Private Placement Warrants.

Item 1(a).	Name of Issuer:

Gelesis Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

501 Boylston Street, Suite 6102, Boston, MA 02116

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Capstar Sponsor Group, LLC
2.	R. Steven Hicks

Each Reporting Person may be deemed to beneficially own the shares of Common Stock (as defined below) directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than a Reporting Person to the extent he or it directly holds Common Stock) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

405 West 14th Street, Austin, TX 78701

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

14070Y101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:                        .

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

The reported securities are held directly by Capstar Sponsor Group, LLC (the “Sponsor”). The Sponsor is controlled by R. Steven Hicks. Mr. Hicks has voting and investment discretion with respect to the securities held by the Sponsor. The filing of this Statement shall not be construed as an admission that the Reporting Persons (which includes the Sponsor and Mr. Hicks) are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

Capstar Sponsor Group, LLC

By:	/s/ R. Steven Hicks
	Name:	R. Steven Hicks
	Title:	Manager

R. Steven Hicks

/s/ R. Steven Hicks
	Name:	R. Steven Hicks

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.